UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                 ---------------
                                                                 SEC FILE NUMBER
                                                                     1-9196
                                                                 ---------------
                          NOTIFICATION OF LATE FILING

                                                                 ---------------
                                                                  CUSIP NUMBER
                                                                   527016 109
                                                                 ---------------

(CHECK ONE):[ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q [ ]Form N-SAR

                    For Period Ended: March 31, 1997
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended:________________


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

          The Leslie Fay Company, Inc.
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Full Name of Registrant

          The Leslie Fay Companies, Inc.
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Former Name if Applicable

          1412 Broadway
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Address of Principal Executive Office (Street and Number)

          New York, New York 10018
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          a.        The reasons  described in  reasonable  detail in Part III of this  form  could  not be  eliminated  without  unreasonable
        |           effort or expense;
        |
        | b.        The subject annual report,  semi-annual  report,  transition
        |           report on Form  10-K,  Form  20-F,  11-K or Form  N-SAR,  or
[X]     |           portion  thereof,  will be filed on or before the  fifteenth
        |           calendar  day  following  the  prescribed  due date;  or the
        |           subject  quarterly report or transition report on Form 10-Q,
        |           or  portion  thereof  will be filed on or  before  the fifth
        |           calendar day following the  prescribed  due date; and
        |
        | c.        The accountant's statement or other exhibit required by Rule
        |           12-b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          See attached

                                                 (Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification


                Warren T. Wishart           212                 221-4000
          ----------------------------     -----            -------------
                   (Name)               (Area  Code)      (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed?  If answer is no, identify report(s)          [X] Yes    [_] No


           ---------------------------------------------------------------
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                           [X] Yes    [_] No


          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

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                          The Leslie Fay Company, Inc.
         ---------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 19, 1997             By     /s/ Richard H. Wolf
      ----------------                ----------------------------------------
                                      Richard H. Wolf, Vice-President-Corporate
                                        Controller

                          The Leslie Fay Company, Inc.
                            Attachment to Form 12b-25
                           Notification of Late Filing
                             SEC File Number: 1-9196




Part III - Narrative

The financial executives of the Registrant have devoted substantial time and effort to the compilation of information relating to prior period restatements to give effect to the spinoff of Sassco Fashions and fresh-start reporting, thereby delaying the completion of the Form 10-Q.

Part IV - Other Information

Question (3)

The Registrant anticipates that net income for the twenty-two weeks ended June 4, 1997 (the date on which the Registrant emerged from bankruptcy and the effective date of the spinoff of Sassco Fashions) will be $145,494,000, of which $167,079,000 represents extraordinary gains and $27,810,000 is a charge related to the revaluation of assets and liabilities pursuant to the adoption of fresh-start reporting. The Registrant does not anticipate any significant change in its net income (before extraordinary items and the revaluation charge) for the fiscal quarter ended July 5, 1997 compared to the fiscal quarter ended June 29, 1996.